SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 May 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 22 April 2025
99.2	Transaction in Own Shares dated 23 April 2025
99.3	Transaction in Own Shares dated 24 April 2025
99.4	Transaction in Own Shares dated 25 April 2025
99.5	Transaction in Own Shares dated 28 April 2025
99.6	Transaction in Own Shares dated 29 April 2025
99.7	Transaction in Own Shares dated 30 April 2025
99.8	Transaction in Own Shares dated 01 May 2025
99.9	Transaction in Own Shares dated 02 May 2025

Exhibit No: 99.1

22 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 17 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 17 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	91,897	0	0	0	0
Highest price paid (per ordinary share)	£ 76.3200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 75.2000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 75.8108	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,890,310 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5486F_1-2025-4-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        91,897 (ISIN: GB00BHJYC057)

Date of Purchases:       17 April 2025

Investment firm:            MLI

Exhibit No: 99.2

23 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 22 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 22 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	80,175	0	0	0	0
Highest price paid (per ordinary share)	£ 75.7000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 74.1600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 75.2761	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,810,135 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7515F_1-2025-4-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        80,175 (ISIN: GB00BHJYC057)

Date of Purchases:       22 April 2025

Investment firm:            MLI

Exhibit No: 99.3

24 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 23 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 23 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	59,013	0	0	0	0
Highest price paid (per ordinary share)	£ 78.6400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 76.4800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 77.6979	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,751,122 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9432F_1-2025-4-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        59,013 (ISIN: GB00BHJYC057)

Date of Purchases:       23 April 2025

Investment firm:            MLI

Exhibit No: 99.4

25 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 24 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 24 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	47,321	0	0	0	0
Highest price paid (per ordinary share)	£ 78.1800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 76.9200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 77.6820	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,703,801 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1345G_1-2025-4-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        47,321 (ISIN: GB00BHJYC057)

Date of Purchases:       24 April 2025

Investment firm:            MLI

Exhibit No: 99.5

28 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 25 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 25 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	38,536	0	0	0	0
Highest price paid (per ordinary share)	£ 79.3400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 78.3000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 78.7143	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,665,265 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3261G_1-2025-4-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        38,536 (ISIN: GB00BHJYC057)

Date of Purchases:       25 April 2025

Investment firm:            MLI

Exhibit No: 99.6

29 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 28 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 28 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	32,113	0	0	0	0
Highest price paid (per ordinary share)	£ 79.5000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 78.5400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 79.0222	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,633,152 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5136G_1-2025-4-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        32,113 (ISIN: GB00BHJYC057)

Date of Purchases:       28 April 2025

Investment firm:            MLI

Exhibit No: 99.7

30 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 29 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 29 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	29,135	0	0	0	0
Highest price paid (per ordinary share)	£ 78.5600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 76.5800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 78.1227	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,604,017 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7147G_1-2025-4-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        29,135 (ISIN: GB00BHJYC057)

Date of Purchases:       29 April 2025

Investment firm:            MLI

Exhibit No: 99.8

1 May 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 30 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 30 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	25,224	0	0	0	0
Highest price paid (per ordinary share)	£ 79.7000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 77.9800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 79.0237	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,578,793 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9288G_1-2025-4-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        25,224 (ISIN: GB00BHJYC057)

Date of Purchases:       30 April 2025

Investment firm:            MLI

Exhibit No: 99.9

2 May 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 1 May 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 1 May

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	13,492	0	0	0	0
Highest price paid (per ordinary share)	£ 81.8000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 80.1400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 81.2078	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 155,565,301 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1497H_1-2025-5-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        13,492 (ISIN: GB00BHJYC057)

Date of Purchases:       1 May 2025

Investment firm:            MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	02 May 2025